EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Three Months Ended March 30, 2013
Fixed charges:
Interest expense*	$51
Estimated interest portion of rents	8

Total fixed charges	$59

Income:
Income from continuing operations before income taxes	$143
Fixed charges	59

Adjusted income	$202

Ratio of income to fixed charges	3.42

*         Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.